UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALARM.COM HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

011642105

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,887,928 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 9,887,928 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,887,928 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,135,030 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 5,135,030 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,135,030 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 93,493 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 93,493 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 93,493 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,022,958 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 15,022,958 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,022,958 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,116,451 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.36%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 93,050 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 93,050 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,209,501 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 64,302 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 64,302 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,180,753 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 54,910 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 54,910 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,171,361 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 56,832 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 56,832 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,173,283 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,304 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 20,304 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,136,755 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,116,451 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.36%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,343 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 21,343 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,137,794 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,325 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 20,325 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,136,776 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,438 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 15,116,451 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 16,438 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 15,116,451 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,132,889 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alarm.com Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 8150 Leesburg Pike Vienna, Virginia 22182.

ITEM 2. IDENTITY AND BACKGROUND.

a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“Management VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“TCM VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) David L. Yuan (“Mr. Yuan”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”) and (14) John C. Rosenberg (“Mr. Rosenberg”). TCV VII, TCV VII(A), Member Fund, Management VII, TCM VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Yuan, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is incorporated by reference from Exhibit 1 to the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed July 2, 2015.

TCV VII, TCV VII(A), Member Fund, Management VII and TCM VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VII is the direct general partner of TCV VII and TCV VII(A). TCM VII is the direct general partner of Management VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Yuan, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg (collectively, the “Class A Directors”) are the Class A Directors of TCM VII and are limited partners of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of their shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed July 2, 2015 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) As of the close of business on September 7, 2017, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares (*)
TCV VII	9,887,928	(**)	21.17%
TCV VII(A)	5,135,030	(**)	10.99%
Member Fund	93,493	(**)	0.20%
Management VII	15,022,958	(**)	32.16%
TCM VII	15,116,451	(**)	32.36%
Mr. Hoag	15,209,501	(**)(***)	32.56%
Mr. Kimball	15,180,753	(**)(****)	32.50%
Mr. Drew	15,171,361	(**)(*****)	32.48%
Mr. Reynolds	15,173,283	(**)(******)	32.49%
Mr. Yuan	15,136,755	(**)(*******)	32.41%
Mr. Trudeau	15,116,451	(**)	32.36%
Mr. Marshall	15,137,794	(**)(********)	32.41%
Mr. McAdam	15,136,776	(**)	32.41%
Mr. Rosenberg	15,132,889	(**)(*********)	32.40%

(*)	All percentages in this table are based on (i) 46,708,166 shares of Common Stock of the Company outstanding as of August 1, 2017, as reported on the Company’s Quarterly Report on Form 10-Q, filed by the Company with the Securities and Exchange Commission on August 9, 2017.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***)	Includes 46,525 shares held by the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”) and 46,525 shares held by Hamilton Investments Limited Partnership (“Hamilton Investments”).
(****)	Includes 64,302 shares held by Goose Rocks Beach Partners, L.P. (“Goose Rocks”).
(*****)	Includes 34,060 shares held by the Drew Family Trust dated 10/5/2004 (the “Drew Trust”) and 20,850 shares held by Ten 271 Partners B.
(******)	Includes 56,382 shares held by the Reynolds Family Trust (the “Reynolds Trust”).
(*******)	Includes 20,304 shares held by the Yuan Family Trust dated 9/22/2006 (the “Yuan Trust”).
(********)	Includes 21,077 shares held by the Marshall Carroll 2000 Trust (the “Marshall Trust”) and 266 shares held by Marshall Partners.
(*********)	Includes 16,438 shares held by the Rosenberg Family Trust (the “Rosenberg Trust”).

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and has the sole power to vote or direct the vote of such shares.

TCM VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A), and Member Fund except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares of Common Stock held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned by TCM VII, Management VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

Mr. Hoag is a trustee of the Hoag Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust.

Mr. Hoag is the general partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments.

Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks.

Mr. Drew is a trustee of the Drew Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Drew Trust.

Mr. Drew is the general partner of Ten 271 Partners B and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Ten 271 Partners B.

Mr. Reynolds is a trustee of the Reynolds Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust.

Mr. Yuan is a trustee of the Yuan Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Yuan Trust.

Mr. Marshall is a trustee of the Marshall Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Marshall Trust.

Mr. Marshall is the general partner of Marshall Partners and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Marshall Partners.

Mr. Rosenberg is a trustee of the Rosenberg Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Rosenberg Trust.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). On September 5, 2017, as part of an in-kind pro-rata distribution to partners, the funds listed below distributed the following shares to their limited partners and general partners, without consideration.

Name of Investor	Shares Distributed
TCV VII	1,308,234
TCV VII(A)	679,396
Member Fund	12,370

This includes the following:

46,525 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust, except to the extent of his pecuniary interest therein.

46,525 shares distributed to the Hamilton Investments, of which Mr. Hoag is the general partner. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments, except to the extent of his pecuniary interest therein.

64,302 shares distributed to Goose Rocks, of which Mr. Kimball is the general partner. Mr. Kimball disclaims beneficial ownership of the shares held by Goose Rocks, except to the extent of his pecuniary interest therein.

34,060 shares distributed to the Drew Trust, of which Mr. Drew is a trustee. Mr. Drew disclaims beneficial ownership of the shares held by the Drew Trust, except to the extent of his pecuniary interest therein.

20,850 shares distributed to Ten 271 Partners B, of which Mr. Drew is the general partner. Mr. Drew disclaims beneficial ownership of the shares held by Ten 271 Partners B, except to the extent of his pecuniary interest therein.

56,382 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust, except to the extent of his pecuniary interest therein.

20,304 shares distributed to the Yuan Trust, of which Mr. Yuan is a trustee. Mr. Yuan disclaims beneficial ownership of shares held by the Yuan Trust except to the extent of his pecuniary interest therein.

54,909 shares distributed to Mr. Trudeau.

21,077 shares distributed to the Marshall Trust, of which Mr. Marshall is a trustee. Mr. Marshall disclaims beneficial ownership of the shares held by the Marshall Trust, except to the extent of his pecuniary interest therein.

266 shares distributed to Marshall Partners, of which Mr. Marshall is the general partner. Mr. Marshall disclaims beneficial ownership of shares held by Marshall Partners except to the extent of his pecuniary interest therein.

20,325 shares distributed to Mr. McAdam.

16,438 shares distributed to the Rosenberg Trust, of which Mr. Rosenberg is a trustee. Mr. Rosenberg disclaims beneficial ownership of shares held by the Rosenberg Trust except to the extent of his pecuniary interest therein.

The shares distributed by the TCV Funds included 497,779 shares initially distributed to Management VII and subsequently distributed by Management VII to limited partners and general partners as described above.

On September 6, 2017, the following investors sold the number of shares at the prices listed below in open market transactions

Name of Investor	Shares Sold	Price
Management VII	1,300	$41.72
Management VII	2,689	$42.65
Mr. Trudeau	54,909	$44.0427

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed July 2, 2015 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Alarm.com Holdings, Inc. filed on July 2, 2015)

Exhibit 2 Amended and Restated Registration Rights Agreement dated July 11, 2012 (incorporated by reference from Exhibit 4.2 to Alarm.Com Holdings, Inc.’s Registration Statement on Form S-1 filed on May 22, 2015)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2017

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Alarm.com Holdings, Inc. filed on July 2, 2015)

Exhibit 2 Amended and Restated Registration Rights Agreement dated July 11, 2012 (incorporated by reference from Exhibit 4.2 to Alarm.Com Holdings, Inc.’s Registration Statement on Form S-1 filed on May 22, 2015)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)